1  Mynd  Center
Blythewood,  SC  29016
                                                      James J. McGovern, Esquire
                                                       Senior Vice President and
                                                          Deputy General Counsel
                                                                  (803) 333-5559
                                                              Fax (803) 333-5560
June  23,  2000


Via  Facsimile
--------------
Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

Re:     Policy  Management  System  Corporation
     Registration  Statement  on  Form  S-4
     File  No.  333-35838

Ladies  and  Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, Policy Management Systems Corporation ("PMSC") hereby respectfully requests the withdrawal of its Registration Statement on Form S-4, File No. 333-35838. No securities have been or will be issued, exchanged or sold under the Registration Statement.

     PMSC is requesting withdrawal of the Registration Statement due to the termination of the Amended and Restated Agreement and Plan of Merger, dated as of April 27, 2000, between PMSC and Politic Acquisition Corp. The termination of the merger agreement was effective on June 20, 2000, the date PMSC signed a merger agreement with a third party.

     Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

     If you have any questions regarding this matter, please contact James J. McGovern, Senior Vice President and Deputy General Counsel of PMSC, at 803-333-5559, or Richard D. Pritz of Dewey Ballantine LLP at 212-259-8000.

                              Very  truly  yours,

                              POLICY  MANAGEMENT  SYSTEMS
                                   CORPORATION


                              By:   /S/  James  J.  McGovern
                                   -------------------------
                                     James  J.  McGovern
                                     Senior  Vice  President  and
                                     Deputy  General  Counsel